REGISTRATION WITHDRAWAL

AB Commercial Real Estate Income Fund, LLC

1345 Avenue of the Americas

New York, New York 10105

March 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Jonathan Burr Brigitte Lippmann Isaac Esquivel Robert Telewicz

Re:	AB Commercial Real Estate Income Fund, LLC Withdrawal of Registration Statement on Form 10-12G Filed January 31, 2020 File No. 000-56143

Ladies and Gentleman,

On behalf of AB Commercial Real Estate Income Fund, LLC (the “Company”), we hereby request that the Registration Statement on Form 10-12G (File No. 000-56143), filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2020 (the “Registration Statement”), be withdrawn effective immediately. If not withdrawn, the Registration Statement would automatically become effective on March 31, 2020, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended. Following the withdrawal, the Company intends to file a new Registration Statement on Form 10-12G (the “Replacement Registration Statement”) with the Commission. The Replacement Registration Statement will address the comments that have been received from the staff of the Commission, and will include all other information required to be included pursuant to the Commission’s rules and regulations, but is otherwise expected to be substantially identical to the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of such order to Michael Darby at michael.darby@dechert.com.

Should you have any questions regarding this request for withdrawal, please do not hesitate to contact Michael Darby at (215) 994-2088 or michael.darby@dechert.com.

Very Truly Yours,

/s/ Michael Canter
Michael Canter
Authorized Signatory
AB Commercial Real Estate Income Fund, LLC

/s/ Roger Cozzi
Roger Cozzi
Authorized Signatory
AB Commercial Real Estate Income Fund, LLC

CC:	Bradford Stanley (AB Commercial Real Estate Income Fund, LLC)

Jay Zagoren (Dechert LLP)

Kenneth Rasamny (Dechert LLP)

Michael Darby (Dechert LLP)